AUDDIA INC.

2100 CENTRAL AVENUE, SUITE 200

BOULDER, CO 80301

VIA EDGAR

April 15, 2022

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attn: Austin Pattan, Division of Corporation Finance

Re:	Auddia Inc.
Registration Statement on Form S-3 (File No. 333-264227)
Acceleration Request:
Requested Date: April 18, 2022
Requested Time: 4:00 P.M. Eastern Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Auddia Inc. (the “Company”) hereby requests that the Registration Statement on Form S-3 (File No. 333-264227) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

Sincerely,

Auddia Inc.

/s/ Brian Hoff
Brian Hoff
Chief Financial Officer